Exhibit 99.15

CONSENT OF EXPERT

Reference is made to the Annual Report on Form 40-F, and the documents incorporated by reference therein, of Silvercorp Metals Inc. for the fiscal year ended March 31, 2013, and any amendments thereto (the “40-F”), to be filed with the United States Securities and Exchange Commission (the “SEC”), and the Annual Information Form (the “AIF”) and Management’s Discussion and Analysis (the “MD&A”) for the year then ended, which are filed as exhibits to and incorporated by reference in the 40-F, and the Registration Statement on Form S-8 (Registration No. 333-162546) of Silvercorp Metals Inc. filed with the SEC (the “Form S-8”).

I hereby consent to the use of my name and references to, excerpts from, and summaries of, the following report(s) in the 40-F, the AIF, the MD&A and Form S-8:

Technical Report titled “Technical Report for Ying Gold-Silver-Lead-Zinc Property, Henan Province, China” (the “Technical Report”), prepared for Silvercorp Metals Inc., dated April 30, 2013 and with effective date May 1, 2012.

Original signed and sealed by

Herbert A Smith, P. Eng.
And on behalf of AMC Mining Consultants (Canada) Ltd
June 27, 2013